UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. )

                                   DYAX CORP.
                            -------------------------
                                (Name of issuer)

                                  COMMON STOCK
                            -------------------------
                         (Title of class of securities)

                                    26746E103
          --------------------------------------------------------
                                 (CUSIP number)

                                  MARCH 6, 2001
          --------------------------------------------------------
             (Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               ( ) Rule 13d-1 (b)
                               (X) Rule 13d-1 (c)
                               ( ) Rule 13d-1 (d)

---------------------------------              --------------------------------
CUSIP No. 26746E103                     13G           Page 2 of 8 Pages
---------------------------------              --------------------------------


-------- ----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- ----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) (_)
                                                                       (b) (_)
-------- ----------------------------------------------------------------------
3        SEC USE ONLY

-------- ----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
-------------------------------------------------------------------------------
NUMBER OF            5      SOLE VOTING POWER
SHARES                      0
BENEFICIALLY       ------ -----------------------------------------------------
OWNED BY                    SHARED VOTING POWER
EACH                 6      1,147,205
REPORTING          ------ -----------------------------------------------------
PERSON WITH                 SOLE DISPOSITIVE POWER
                     7      0
                   ------ -----------------------------------------------------
                            SHARED DISPOSITIVE POWER
                     8      1,147,205
-------- ----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,147,205*
-------- ----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                     (_)
-------- ----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.1%**
-------- ----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- ----------------------------------------------------------------------

* Included in this figure are the securities reported by Deutsche Asset Management Europe GmbH (f/k/a Deutsche Fonds Holding GmbH) on the following cover page.

** Included in this percentage is the percentage of securities reported by Deutsche Asset Management Europe GmbH (f/k/a Deutsche Fonds Holding GmbH) on the following cover page.

---------------------------------              --------------------------------
CUSIP No. 26746E103                     13G           Page 3 of 8 Pages
---------------------------------              --------------------------------


-------- ----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Asset  Management  Europe GmbH (f/k/a  Deutsche Fonds Holding
         GmbH)
-------- ----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) (_)
                                                                       (b) (_)
-------- ----------------------------------------------------------------------
3        SEC USE ONLY

-------- ----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
-------------------------------------------------------------------------------
NUMBER OF            5      SOLE VOTING POWER
SHARES                      0
BENEFICIALLY       ------ -----------------------------------------------------
OWNED BY                    SHARED VOTING POWER
EACH                 6      1,147,205
REPORTING          ------ -----------------------------------------------------
PERSON WITH                 SOLE DISPOSITIVE POWER
                     7      0
                   ------ -----------------------------------------------------
                            SHARED DISPOSITIVE POWER
                     8      1,147,205
-------- ----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,147,205
-------- ----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                     (_)
-------- ----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.1%
-------- ----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC
-------- ----------------------------------------------------------------------

ITEM 1(A).     NAME OF ISSUER:

               Dyax Corp. (the "Issuer").

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               The address of the Issuer's principal executive offices is One Kendall Square, Building 600 Cambridge, MA 02139.

ITEM 2(A).     NAME OF PERSON FILING:

               This statement is filed on behalf of Deutsche Bank AG ("DBAG") and Deutsche Asset Management Europe GmbH (f/k/a Deutsche Fonds Holding GmbH) ("DWS Group" and, together with DBAG, the "Reporting Persons").

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The principal place of business of DBAG is Taunusanlage 12, 60325, Frankfurt, Federal Republic of Germany.

               The principal place of business of DWS Group is Gruneburgweg 113-115, 60323 Frankfurt, Federal Republic of Germany.

ITEM 2(C).     CITIZENSHIP:

               The citizenship of the Reporting Persons is set forth on the applicable cover page.

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               The title of the securities is common stock (the "Common Stock").

ITEM 2(E).     CUSIP NUMBER:

               The CUSIP number of the Common Stock is set forth on each cover page.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               (a)  (_) Broker or dealer registered under section 15 of the Act;

               (b)  (_) Bank as defined in section 3(a)(6) of the Act;

               (c) (_) Insurance Company as defined in section 3(a)(19) of the Act;

               (d) (_) Investment Company registered under section 8 of the Investment Company Act of 1940;

               (e)  (_) An  investment  adviser  in  accordance  with Rule 13d-1
                    (b)(1)(ii)(E);

               (f)  (_)  An  employee   benefit  plan,  or  endowment   fund  in
                    accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g) (_) A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

               (h) (_) A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

               (i) (_) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

               (j)  (_) Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1 (c), check this box. (X)

ITEM 4.  OWNERSHIP.

               (a)  Amount Beneficially Owned:

                    Each of the Reporting  Persons owns the amount of the Common
               Stock as set forth on the applicable cover page.

               (b)  Percent of Class:

                    Each of the  Reporting  Persons owns the  percentage  of the
               Common Stock as set forth on the applicable cover page.

               (c)  Number of Shares as to Which Such Person Has:

                    (i)  sole power to vote or to direct the vote:

                         Not applicable.

                    (ii) shared power to vote or to direct the vote:

                         Each of the  Reporting  Persons has the shared power to
                    vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                    (iii) sole power to dispose or to direct the disposition of:

                          Not  applicable.

                    (iv) shared  power to dispose  or to direct the  disposition of:

                         Each of the  Reporting  Persons has the shared power to
                    dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Investment management clients of each of the Reporting Persons have the ultimate right to any dividends from Common Stock and the proceeds from the sale of Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          DWS Investment GmbH, and DWS Investment Management S.A. Luxemburg are subsidiaries of DBAG and/or DWS Group which hold Common Stock included in the figures on the cover pages.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 16, 2001



                                      DEUTSCHE BANK AG



                                      By:         /s/ Margaret Adams
                                         --------------------------------------
                                         Name:   Margaret Adams
                                         Title:  Vice President



                                      By:         /s/ Jeffrey Ruiz
                                         --------------------------------------
                                         Name:   Jeffrey Ruiz
                                         Title:  Assistant Vice President

                                                                      EXHIBIT 1


                Consent of Deutsche Asset Management Europe GmbH


          The undersigned agrees that the Schedule 13G executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and Deutsche Asset Management Europe GmbH pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  March 16, 2001



                                      DEUTSCHE ASSET MANAGEMENT EUROPE GMBH
                                        (F/K/A DEUTSCHE FONDS HOLDING GMBH)



                                      By:         /s/ Ralf Ring
                                         --------------------------------------
                                         Name:    Ralf Ring
                                         Title:   Head of Compliance (DWS)



                                      By:          /s/ Gunther Kloke
                                         --------------------------------------
                                         Name:    Gunther Kloke
                                         Title:   Business Risk (DWS)